Exhibit 99.1

Dennis F. Dunne	Gregory A. Bray
Evan R. Fleck	MILBANK LLP
Benjamin Schak	2029 Century Park East, 33rd Floor
MILBANK LLP	Los Angeles, CA 90067
55 Hudson Yards	Telephone: (424) 386-4000
New York, New York 10001	Facsimile: (213) 629-5063
Telephone: (212) 530-5000
Facsimile: (212) 530-5219

Counsel for Debtors and
Debtors-In-Possession

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
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:
In re:	:	Chapter 11
:
AVIANCA HOLDINGS S.A. et al.,[1]	:	Case No. 20-11133 (MG)
:
Debtors.	:	(Jointly Administered)
:
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NOTICE OF HEARING TO CONSIDER

CONFIRMATION OF THE CHAPTER 11 PLAN FILED BY THE

DEBTORS AND RELATED VOTING AND OBJECTION DEADLINES

PLEASE TAKE NOTICE THAT on September 15, 2021, the United States Bankruptcy Court for the Southern District of New York (the “Court”) entered an order [Docket No. 2136] (the “Disclosure Statement Order”): (i) approving the adequacy of the Disclosure Statement; (ii) approving the solicitation materials and notices relating to the Disclosure Statement and the Plan; (iii) approving the forms of Ballots; (iv) establishing procedures for distributing the Solicitation Packages, voting on the Plan and tabulating votes; (v) scheduling a hearing regarding confirmation of the Plan; and (vi) establishing notice and objection procedures with respect to the confirmation of the Plan.

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The Debtors in these chapter 11 cases (the “Chapter 11 Cases”), and each Debtor’s federal tax identification number (to the extent applicable), are as follows: Avianca Holdings S.A. (N/A); Aero Transporte de Carga Unión, S.A. de C.V. (N/A); Aeroinversiones de Honduras, S.A. (N/A); Aerovías del Continente Americano S.A. Avianca (N/A); Airlease Holdings One Ltd. (N/A); America Central (Canada) Corp. (00-1071563); America Central Corp. (65-0444665); AV International Holdco S. A. (N/A); AV International Holdings S.A. (N/A); AV International Investments S.A. (N/A); AV International Ventures S.A. (N/A); AV Investments One Colombia S.A.S. (N/A); AV Investments Two Colombia S.A.S. (N/A); AV Loyalty Bermuda Ltd. (N/A); AV Taca International Holdco S.A. (N/A); Aviacorp Enterprises S.A. (N/A); Avianca Costa Rica S.A. (N/A); Avianca Leasing, LLC (47-2628716); Avianca, Inc. (13-1868573); Avianca-Ecuador S.A. (N/A); Aviaservicios, S.A. (N/A); Aviateca, S.A. (N/A); Avifreight Holding Mexico, S.A.P.I. de C.V. (N/A); C.R. Int’l Enterprises, Inc. (59-2240957); Grupo Taca Holdings Limited (N/A); International Trade Marks Agency Inc. (N/A); Inversiones del Caribe, S.A. (N/A); Isleña de Inversiones, S.A. de C.V. (N/A); Latin Airways Corp. (N/A); Latin Logistics, LLC (41-2187926); Nicaragüense de Aviación, Sociedad Anónima (N/A); Regional Express Américas S.A.S. (N/A); Ronair N.V. (N/A); Servicio Terrestre, Aereo y Rampa S.A. (N/A); Servicios Aeroportuarios Integrados SAI S.A.S. (92-4006439); Taca de Honduras, S.A. de C.V. (N/A); Taca de México, S.A. (N/A); Taca International Airlines S.A. (N/A); Taca S.A. (N/A); Tampa Cargo S.A.S. (N/A); Technical and Training Services, S.A. de C.V. (N/A). The Debtors’ principal offices are located at Avenida Calle 26 # 59 – 15 Bogotá, Colombia.

PLEASE TAKE FURTHER NOTICE THAT the hearing at which the Court will consider confirmation of the Plan (the “Confirmation Hearing”) will commence on October 26, 2021, at 10:00 a.m., prevailing Eastern Time before the Honorable Martin Glenn, United States Bankruptcy Judge, United States Bankruptcy Court for the Southern District of New York, One Bowling Green, New York, NY 10004.

PLEASE TAKE FURTHER NOTICE THAT the Confirmation Hearing may be continued from time to time without further notice other than by such adjournment being announced in open Court or by a notice filed on the Court’s docket and served on all parties entitled to the notice.

PLEASE TAKE FURTHER NOTICE THAT the Plan may be modified, if necessary, pursuant to section 1127 of the Bankruptcy Code, before, during or as a result of the Confirmation Hearing, without further notice to interested parties.

PLEASE TAKE FURTHER NOTICE THAT the deadline for filing objections to the Plan is October 19, 2021, at 4:00 p.m., prevailing Eastern Time. All objections to the relief sought at the Confirmation Hearing must be in writing, must conform to the Federal Rules of Bankruptcy Procedure and the Local Rules of the Bankruptcy Court and shall be filed with the Bankruptcy Court electronically in accordance with the Bankruptcy Court’s Order Implementing Certain Notice and Case Management Procedures entered on May 12, 2020 [Docket No. 47] (the “Case Management Order”) and served upon the following parties so as to be actually received on or before the Plan Objection Deadline:

(a)

counsel to the Debtors, Milbank LLP, 55 Hudson Yards, New York, New York 10001, Attn: Evan R. Fleck, Esq., Gregory A. Bray, Esq., and Benjamin Schak, Esq. (efleck@milbank.com, gbray@milbank.com, and bschak@milbank.com);

(b)

the Office of the U.S. Trustee for the Southern District of New York, 201 Varick Street, Room 1006, New York, New York 10014, Attn: Brian Masumoto, Esq. and Greg Zipes, Esq. (brian.masumoto@usdoj.gov and gregory.zipes@usdoj.gov);

(c)	counsel to the Committee, Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019 (Attn: Brett H. Miller, Esq. and Todd M. Goren, Esq. (bmiller@willkie.com and tgoren@willkie.com); and

(d)	all other parties entitled to notice pursuant to Bankruptcy Rule 2002.

PLEASE TAKE FURTHER NOTICE THAT holders of Claims entitled to vote on the Plan will receive (i) copies of the Disclosure Statement Order, the Disclosure Statement, the Plan, and certain exhibits thereto, (ii) this notice, and (iii) a Ballot, together with a pre-addressed postage pre-paid envelope to be used by them in voting to accept or to reject the Plan. Failure to follow the instructions set forth on the Ballot may disqualify that Ballot and the vote cast thereby.

PLEASE TAKE FURTHER NOTICE THAT the date for determining which holders of Claims are entitled to vote on the Plan is September 9, 2021 (the “Voting Record Date”).

PLEASE TAKE FURTHER NOTICE THAT the deadline for voting on the Plan is on October 15, 2021, at 4:00 p.m., prevailing Eastern Time (the “Voting Deadline”). If you received a Solicitation Package, including a Ballot and intend to vote on the Plan you must: (a) follow the instructions carefully; (b) complete all of the required information on the Ballot; and (c) execute and return your completed Ballot according to and as set forth in detail in the voting instructions so that it is actually received by the Debtors’ solicitation agent, Kurtzman Carson Consultants LLC (the “Solicitation Agent”) on or before the Voting Deadline.

PLEASE TAKE FURTHER NOTICE THAT additional copies of the Plan, Disclosure Statement, or any other solicitation materials (except for Ballots) are available free of charge on the Debtors’ case information website (http://www.kccllc.net/avianca) or by contacting the Debtors’ Solicitation Agent at (866) 967-1780 or, for international callers, +1 (310) 751-2680 or by writing the Solicitation Agent, Attn: Avianca Ballot Processing Center, c/o KCC, 222 N. Pacific Coast Highway, Suite 300, El Segundo, CA 90245. Please be advised that the Solicitation Agent is authorized to answer questions about, and provide additional copies of, solicitation materials, but may not advise you as to whether you should vote to accept or reject the Plan. You may also obtain copies of any pleadings filed in these chapter 11 cases for a fee via PACER at: http://www.nysb.uscourts.gov.

PLEASE TAKE FURTHER NOTICE THAT holders of (i) Unimpaired Claims and Interests and (ii) Claims and Interests that will receive no distribution under the Plan are not entitled to vote on the Plan and, therefore, will receive a notice of non-voting status rather than a Ballot. If you have not received a Ballot (or you have received a Ballot listing an amount you believe to be incorrect) or if the Solicitation and Voting Procedures otherwise state that you are not entitled to vote on the Plan, but you believe that you should be entitled to vote on the Plan (or vote an amount different than the amount listed on your Ballot), then you must serve on the Debtors and file with the Bankruptcy Court a motion pursuant to Bankruptcy Rule 3018(a) (a “Rule 3018(a) Motion”) for an order temporarily allowing your Claim for purposes of voting to accept or reject the Plan on or before the later of (i) October 15, 2021, at 4:00 p.m., prevailing Eastern Time, and (ii) the fourteenth (14th) day after the date of service of an objection, if any, to your Claim in accordance with the solicitation procedures, but in no event later than the Voting Deadline. In accordance with Bankruptcy Rule 3018, as to any creditor filing a Rule 3018(a) Motion, such creditor’s Ballot will not be counted unless temporarily allowed by the Bankruptcy Court for voting purposes after notice and a hearing. Rule 3018(a) Motions that are not timely filed and served in the manner as set forth above may not be considered.

PLEASE TAKE FURTHER NOTICE THAT the following parties will receive a copy of this Confirmation Hearing Notice but will not receive a Solicitation Package, Ballot, or copy of the Disclosure Statement or Plan or any other similar materials or notices: (i) parties to executory contracts and unexpired leases that have not been assumed or rejected as of the Voting Record Date and who have not timely filed a proof of Claim and (ii) holders of Claims that have not been classified in the Plan pursuant to section 1123(a)(1) of the Bankruptcy Code.

PLEASE TAKE FURTHER NOTICE THAT Article IX of the Plan contains Debtor Release, Third-Party Release, Exculpation, and Injunction provisions. Thus, you are advised and encouraged to carefully review and consider the Plan because your rights might be affected.

Dated:	September 15, 2021
New York, New York

/s/ Evan R. Fleck
Dennis F. Dunne
Evan R. Fleck
Benjamin Schak
MILBANK LLP 55 Hudson Yards
New York, New York 10001
Telephone: (212) 530-5000
Facsimile: (212) 530-5219

- and -

Gregory A. Bray
MILBANK LLP 2029 Century Park East, 33rd Floor
Los Angeles, CA 90067
Telephone: (424) 386-4000
Facsimile: (213) 629-5063

Counsel for Debtors and
Debtors-in-Possession

If you have any questions related to this notice, please call (866) 967-1780 (U.S./Canada), or +1 (310) 751-2680 (International). Court filings and other documents related to the Chapter 11 process in the U.S. are available at www.kccllc.net/Avianca.

Si tiene alguna pregunta relacionada con es te aviso, llame al (866) 967-1780 (EE. UU. / Canadá) o al +1 (310) 751-2680 (internacional). Los archivos judicales y otros documentos con el proceso del Capitulo 11 en los EE. UU. Están disponibles en www.kccllc.net/Avianca.

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